Filer: Form Type: S-8   Period: Job Number: Rev: Sequence:

Submission: Document Name: acls8102009aip.htm   Saved: 10/29/2009 15:42:50   Printed:

Alcon   Description: -NOT DEFINED-   Created using EDGARizer

Registration No. 333-

As filed with the Securities and Exchange Commission on October 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alcon, Inc.

(Exact name of registrant as specified in its charter)

Switzerland	**98-0205094**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
(Address of Principal Executive Offices)

Amended 2002 Alcon Incentive Plan
(Full title of the plan)

Kevin Buehler
President and Chief Executive Officer
Alcon Laboratories, Inc.
6201 South Freeway
Fort Worth, Texas 76134-2099
(817) 293-0450
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Elaine Whitbeck
Corporate Secretary and General Counsel
Alcon Laboratories, Inc.
6201 South Freeway
Fort Worth, Texas 76134-2099
(817) 293-0450

      Indicate by check number whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

      (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Shares, par value CHF 0.20 per share	10,000,000 Shares	$142.875	$2,143,125,000	$119,587

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and Rule 457(h) under the Securities Act of 1933, based on the average of the high and low prices of the registrant's Common Shares reported on the New York Stock Exchange on October 27, 2009. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers additional Common Shares of the registrant as may be offered or issued as a result of stock splits, stock dividends or similar transactions.

EXPLANATORY NOTE

Pursuant to General Instruction E to Form S-8, the contents of the Registration Statement filed by Alcon, Inc. (the "Company") on Form S-8 (Registration Number 333-86882) with the Securities and Exchange Commission (the "Commission") on April 24, 2002 are hereby incorporated by reference herein. This Registration Statement is being filed to register an additional ten million (10,000,000) Common Shares of the Company, par value CHF 0.20 per share, for issuance under and pursuant to the terms of the Restated Alcon Incentive Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified by Item 1 (Plan Information) and Item 2 (Registrant Information and Employee Plan Annual Information) of Part I of Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act of 1933, as amended, and the introductory Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The Company hereby incorporates by reference the documents set forth below in this Registration Statement. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

(a)   The Company's Annual Report on Form 20-F filed with the Commission for the fiscal year ended December 31, 2008;

(b)   All other reports filed with the Commission pursuant to Section 13(a) or Section 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's Annual Report on Form 20-F referred to in (a) above; and

(c)   The description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A dated March 14, 2002 (Registration Number 001-31269).

Item 8.   **Exhibits.**

Exhibit
Number   Description

4.1   Articles of Association of the Company as of May 5, 2009 (incorporated by reference to Exhibit 1.1 to the Company's Report on Form 6-K, filed with the Commission on August 18, 2009).

4.2   Organizational Regulations of the Company as of February 10, 2009 (incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the Commission on February 13, 2009).

5.1*   Opinion of Homburger AG as to the legality of the securities being registered.

23.1*   Consent of Homburger AG (included in Exhibit 5.1).

23.2*   Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1*   Power of Attorney (included on the signature pages of this Registration Statement).

99.1   Amended 2002 Alcon Incentive Plan effective January 1, 2010 (incorporated by reference to Exhibit 99.1 to the Company's Report on Form S-8, filed with the Commission on October 29, 2009).

_____
*Filed herewith.

Item 9.   **Undertakings.**

          (a)   The Company hereby undertakes:

                    (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                              (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

                              (ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                              (iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

                    (2)   That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities

offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   To file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)   That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(6)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Filer:	Form Type: S-8	Period:	Job Number:	Rev:	Sequence:
Submission:	Document Name: acls8102009aip.htm		Saved: 10/29/2009 15:42:50	Printed:	
Alcon	Description:			-NOT DEFINED-	Created using EDGARizer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas on September 30, 2009.

ALCON, INC.,

By:	/s/ Kevin Buehler
Name:	Kevin Buehler
Title:	President and Chief Executive Officer

-4-

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and authorizes Kevin Buehler and Elaine E. Whitbeck, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Kevin Buehler Kevin Buehler	President and Chief Executive Officer (Principal Executive Officer) and Director	September 9, 2009
/s/ Richard J. Croarkin Richard J. Croarkin	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	September 9, 2009
/s/ Cary R. Rayment Cary R. Rayment	Director and Non-Executive Chairman	September 9, 2009
/s/ Dr. Werner J. Bauer Dr. Werner J. Bauer	Director	September 9, 2009
/s/ Paul Bulcke Paul Bulcke	Director	September 9, 2009
/s/ Francisco Castañer Francisco Castañer	Director	September 9, 2009
/s/ Lodewijk J.R. de Vink Lodewijk J.R. de Vink	Director	September 9, 2009
/s/ Joan W. Miller Joan W. Miller	Director	September 9, 2009
/s/ Thomas G. Plaskett Thomas G. Plaskett	Director	September 9, 2009
/s/ James Singh James Singh	Director	September 9, 2009
/s/ Daniel Vasella, M.D. Daniel Vasella, M.D.	Director	September 9, 2009
/s/ Hermann Wirz Hermann Wirz	Director	September 9, 2009

EXHIBIT INDEX

Exhibit Number	Description
4.1	Articles of Association of the Company as of May 5, 2009 (incorporated by reference to Exhibit 1.1 to the Company's Report on Form 6-K, filed with the Commission on August 18, 2009).
4.2	Organizational Regulations of the Company as of February 10, 2009 (incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the Commission on February 13, 2009).
5.1*	Opinion of Homburger AG as to the legality of the securities being registered.
23.1*	Consent of Homburger AG (included in Exhibit 5.1).
23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (included on the signature pages of this Registration Statement).
99.1	Restated Alcon Incentive Plan effective January 1, 2010 (incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the Commission on October 29, 2009).

_____
*Filed herewith.